SCION CARDIO-VASCULAR, INC.
14256 S.W. 119th Avenue
Miami, Florida 33186

August 5, 2005

VIA EDGAR TRANSMISSION
Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Scion Cardio-Vascular, Inc.
Registration Statement on Form 10-SB Filed June 8, 2005
(File No. 000-51346)
Request for Withdrawal

Ladies and Gentlemen:

            Please take this correspondence as the formal request of Scion Cardio-Vascular, Inc. (the “Company”) to withdrawal without prejudice the previously filed Registration Statement on Form 10SB12G (File No. 000-51346), together with all exhibits thereto (the “Registration Statement”), originally filed with the Commission on June 8, 2005.  The request is being made so that the Company will have more time to respond to the Staff’s comments issued on July 7, 2005 relating to the Registration Statement before it becomes effective by operation of law.  The Company intends to re-file the Registration Statement after it has responded to all of the Staff’s comments.

Sincerely,

Scion Cardio-Vascular, Inc.

/s/ George Golik
George Golik
President